November 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Advisor
Kathleen Krebs, Special Counsel
Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Staff Accountant

Re:	Wowio, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 25, 2013
File No. 333-184529

Ladies and Gentlemen:

On behalf of Wowio, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of November 1, 2013.

General

1.	Please revise throughout the prospectus to update for any developments resulting from the October 31, 2013, deadline imposed by TCA’s Motion for Entry of Default Judgment. Provide detailed disclosure summarizing the rights and obligations of each party at this time. Please explain the basis for the Clerk’s Entry of Default against you under the Prospectus Summary and Legal Proceedings. Disclose the amount of the claim sought by TCA and explain the procedure(s) by which you may dispute the amount in question. It is not entirely clear what portions of the claim or future damages are in dispute. Furthermore, please revise to ensure your descriptions of the TCA default matter are consistent. For example, refer to Note 6 on page F-68.

Response:

The legal proceedings section (with substantially similar disclosure throughout the prospectus) will be revised and updated as follows:

On June 14, 2013, TCA Global Credit Master Fund, L.P. (“TCA”) filed a complaint against us and Brian Altounian in the United States District Court for the Southern District of Florida alleging that the Company defaulted on loan transactions (guaranteed by Mr. Altounian) between the Company and TCA, and seeking to foreclose on all of the Company’s assets and money damages in excess of $350,000. Because the Company and Mr. Altounian failed to timely respond to the complaint, on July 24, 2013, a Clerk’s Entry of Default was entered against the Company and Mr. Altounian. On October 14, 2013, TCA filed a Motion for Entry of Default Judgment. On October 29, 2013, the Company and Mr. Altounian filed an Unopposed Motion for Extension of Time to Respond to Motion for Default Final Judgment. On October 30, 2013, the Court granted the Motion, which extended the deadline for the Company and Mr. Altounian to respond to the Motion for Final Default Judgment from October 31, 2013 to November 19, 2013. During this period, the Company and TCA were in negotiations over a restructuring of the loan transaction. On November 19, 2013, the Company and Mr. Altounian filed a Second Unopposed Motion for Extension of Time to Respond to Order to Show Cause Why the Court Should Not Grant Plaintiff’s Motion for Default Final Judgment Pending Settlement. On November 20, 2013, the Court granted the Second Motion, which extended the deadline for the Company and Mr. Altounian to respond to the Motion for Final Default Judgment from November 19, 2013 to December 9, 2013. Effective November 19, 2013, the Company and TCA entered into a settlement agreement, pursuant to which (i) the Company acknowledged that the aggregate amount it owed to TCA, as of October 24, 2013, was $449,221.32 (including a $50,000 fee agreed to by the Company in connection with the restructuring), (ii) the Company made a payment of $65,631 against the outstanding balance, (iii) TCA waived the defaults under the loan transaction and extended the due date of the outstanding amounts it is owed to May 19, 2014, and (iv) on November 21, 2013, TCA filed a Motion to Vacate the Clerk’s Entry of Default and the parties filed a Joint Stipulation of Dismissal Without Prejudice. On November 25, 2013, the Court granted TCA’s Motion to Vacate the Clerk’s Entry of Default, the Clerk’s Entry of Default was vacated by the Court, and the action was dismissed without prejudice.

Prospectus Summary, page 5

2.	Notwithstanding the potential for continued litigation and negotiations to resolve the TCA matter, please revise to assess your ability to comply with your obligations in the event of a default judgment. Provide quantitative analysis to support your determination. Refer to comment 3 herein for additional guidance. Further, revise your disclosure here, and under Risk Factors and Management’s Discussion and Analysis, to indicate that TCA is seeking to foreclose on all of the company’s assets. If you determine that you will be unable to meet your obligations in the event of a default judgment then disclose that the company will cease doing business for failure to comply with the default judgment. Please provide revised disclosure under Risk Factors and Management’s Discussion and Analysis as well.

Response:

As discussed in response to comment 1 above, the TCA action against the Company has been dismissed. The prospectus summary will be revised accordingly. Accordingly, the Company believes it is not necessary to discuss in the prospectus summary its ability to comply with a default judgment. Further, as TCA is no longer seeking to foreclose on the Company’s assets, disclosure regarding TCA seeking to do so is no longer needed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

3.	We note your response to comment 6 indicating that the carrying values of all of your balance sheet assets are now subject to foreclosure action by TCA. Given the materially of the impact of such of a foreclosure event please see Instructions 1 and 3 to Item 303(a) of Regulation S-K and expand your disclosure to include a robust discussion of the known potential impact of foreclosure by TCA on your future results and financial condition. Please address the following:

●	Specify the assets subject to such foreclosure and quantity the impact of their potential foreclosure on your financial position;
●	Describe how you plan to account for prepaid consulting and other assets reported in your June 30, 2013 financial statements in event of foreclosure;
●	Identify the balance sheet liabilities subject to satisfaction in the foreclosure action and quantify the range of impact of foreclosure on your outstanding obligations;
●	Describe TCA’s recourse rights and the extent to which you might be subject to a claim for a deficiency judgment;
●	Describe and quantify the known impact and related uncertainties of such a foreclosure on your future operating result and liquidity; and
●	Indicate whether you expect to seek protection or liquidation in bankruptcy.

Response:

As discussed in response to comment 1 above, the TCA action against the Company has been dismissed, and the Company’s assets are no longer subject to foreclosure action by TCA. Accordingly, the additional disclosure requested under this comment is no longer needed.

Revolving Loan, page 28

4.	We note that TCA formally served you with a Demand Notice for repayment of defaulted loans. However, please revise your disclosure to account for the current status of the TCA matter. For example, the following statement, “The Company is seeking alternative forms of financing to satisfy the demand of TCA and pay its obligations in full,” lacks context and a detailed explanation of your financing options. Please consider and discuss factors specific to your present circumstances that impact your ability to obtain debt or equity financing necessary to fulfill your obligation under the TCA default.

Response:

The “Revolving Loan” section will be revised to account for the current status of the TCA matters, as discussed in response to comment 1 above.

Notes to Consolidated Financial Statements

5. ACQUISITIONS, page F-19

5.	We note your response to comment 5 indicating that WOWIO, Inc. incurs no enforceable obligation to make royalty payments under the three Wowio LLC, Spacedog and Drunk Duck acquisitions agreements until such time as “revenue is earned on the acquired assets”. We also note that the carrying value of your intangible assets, as disclosed on page F-25, has been reduced to zero as of December 31, 2012 based on your “assessment of the recoverability of such intangible assets” and your “continuing inability to meet (your) business plans”. Since the recoverability of these intangible assets was based upon your expectation of future revenues earned from those assets, it appears that the related royalty obligations should be written-off accordingly.

Response:

The Company periodically reviews the carrying value of its intangible assets pursuant to 360-10-35-17, which indicates:

“An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).”

As part of this review, the Company considers the guidance noted in 360-10-35-29, which indicates:

“Estimates of future cash flows used to test the recoverability of a long lived asset (asset group) shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of the asset (asset group). Those estimates shall exclude interest charges that will be recognized as an expense when incurred.”

As a result of this review, the Company reduced the carrying value of its intangible assets to zero at December 31, 2012 because of its continuing inability to meet its business plans and an inability to generate positive cash flow (cash inflows less associated cash outflows) from these intangible assets.

Unlike the intangible assets which are subject to the above guidance, the royalty obligation liabilities recorded are subject to the guidance noted in 405-20-40-1 which indicates:

“A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability.

Paying the creditor includes the following:

1. Delivery of cash

2. Delivery of other financial assets

3. Delivery of goods or services

4. Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt.”

Using this guidance, the Company has not met either of the conditions for derecognition and the royalty obligation liabilities should remain. As an aside, it should be noted that the Company’s royalty obligation liabilities are to be paid based on revenues received, as opposed to cash flows (cash inflows less associated cash outflows) which is the measure used for the intangible asset impairment review.

Note – 6 Notes Payable

Revolving Loan, page F-67

6.	We note that your response to comment 4 contradicts your disclosure in the third paragraph of page 68, which indicates that “a default judgment was entered (by the court) against the Company and its CEO”. Please clarify and update your financial statements to disclose the current status of the TCA matter. Disclose the collateral provided to TCA Global Credit Master Fund, L.P. (“TCA”) under this revolving loan agreement. Describe and quantify the assets upon which TCA seeks to foreclose.

Response:

Note 6 will be revised to account for the current status of the TCA matters, as discussed in response to comment 1 above.

Very truly yours,

/s/ Jeff Cahlon